UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

eCRYPT TECHNOLOGIES, INC.

_____________________________________________________

(Name of Issuer)

Common Stock, without par value

_____________________________________________________

(Title of Class of Securities)

279238 10 9

_________________________________________

(CUSIP Number)

Strato Malamas

4750 Table Mesa Drive

Boulder, Colorado 80305

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2010

_____________________________________________________

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 279238 10 9

1. Names of Reporting Persons: Global Capital Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 16,039,557 (1)
8. Shared Voting Power: none
9. Sole Dispositive Power: 16,039,557 (1)
10. Shared Dispositive Power: none
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 16,039,557 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11): 12%(2)
14. Type of Reporting Person (See Instructions):PN

(1)

On July 2, 2007, Global Capital Partners, LLC entered into a Convertible Debenture with the eCrypt Technologies, Inc. pursuant to which, Global Capital Partners, LLC loaned eCrypt Technologies, Inc. $23,800.  On February 26, 2010, the parties amended the Convertible Debenture to amend both the term and the conversion price of the Debenture.  Pursuant to the terms of the Amended Convertible Debenture (the “Debenture”), the principle and interest due and owing under the Debenture was convertible into shares of common stock at a conversion price of $.81 per share.  On March 5, 2010, Global Capital Partners, LLC exercised its conversion rights under the Debenture and converted the principal and interest totaling US $32,041.43 that was due and owing under the convertible debenture into 39,557 shares of eCrypt Technologies, Inc.’s common stock. As a result of the conversion of the Debenture, Global Capital Partners, LLC no longer has any beneficial ownership interest in any derivative securities of eCrypt Technologies, Inc.  Global Capital Partners, LLC currently owns 16,039,557 shares of common stock of eCrypt Technologies, Inc.

(2)

The figure is based on 133,557,773 shares of common stock issued and outstanding as of March 30, 2010.

CUSIP No. 279238 10 9

1. Names of Reporting Person: Strato Malamas
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 16,045,517(1)(2)
8. Shared Voting Power: none
9. Sole Dispositive Power: 16,045,517 (1)(2)
10. Shared Dispositive Power: none
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 20,845,517 (1)(2)(3)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11): 15.6%(4)
14. Type of Reporting Person (See Instructions):IN

(1)

The figure in the chart includes 16,039,557 shares of common stock owned by Global Capital Partners, LLC, of which Strato Malamas may be deemed the beneficial owner.  Mr. Malamas owns 100% of Global Capital Partners, LLC.  As such Mr. Malamas is in a position to determine the investment and voting decisions of Global Capital Partners, LLC.  Mr. Malamas may be deemed to be the indirectly beneficially own the shares of common stock of the Issuer owned by Global Capital Partners, LLC.

 (2)  The figure in the chart includes 5,960 shares of common stock of the Issuer owned by Coast Mountain Aviation, Inc., of which Strato Malamas may be deemed the beneficial owner.  Mr. Malamas owns 100% of Coast Mountain Aviation, Inc.  As such Mr. Malamas is in a position to determine the investment and voting decisions of Coast Mountain Aviation, Inc. Mr. Malamas may be deemed to be the indirectly beneficially own the shares of common stock of the Issuer owned by Coast Mountain Aviation Inc.

(3)

The figure in the chart includes 4,800,000 shares of common stock owned by Strato Malamas’ daughter, Nicole Malamas, of which Strato Malamas may be deemed the beneficial owner.  Strato Malamas declares that the filing of the foregoing statement shall not be construed as an admission that Mr. Malamas is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the common stock owned by Nicole Malamas.

(4)

The figure is based on 133,557,773 shares of common stock issued and outstanding as of March 30, 2010.

ITEM 1.

SECURITY AND ISSUER.

This amendment to Schedule 13D (the “Amendment”) is filed as amendment number 1 to the Statement on Schedule 13D (the “Schedule 13D”) filed on behalf of Global Capital Partners, LLC, and  Strato Malamas (both Mr. Malamas and Global Capital Partners, LLC are sometimes collectively referred to herein as the “Reporting Persons”) with the Securities and Exchange Commission on February 16, 2010 relating to the common stock, without par value, (the "Common Stock") of eCrypt Technologies, Inc. (the “Issuer”), a Colorado corporation, whose principal executive office is located at 4750 Table Mesa Drive, Boulder, Colorado 80305.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

The information in Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

(a)

Global Capital Partners, LLC - As of the close of the business day on April 16, 2010, Global Capital Partners, LLC may be deemed to beneficially own 16,039,557 shares of the Issuer’s common stock, representing approximately 12% of the Issuer's outstanding shares of common stock.

 Strato Malamas - As of the close of the business day on April 16, 2010, Strato Malamas may be deemed to beneficially own 20,845,517 shares of the Issuer’s common stock, representing approximately 15.6% of the Issuer's outstanding shares of common stock.  As disclosed in the footnotes on page 3 of this Schedule, this figure includes: i) 16,039,557 shares of common stock owned by Global Capital Partners, LLC; ii) 5,960 shares of common stock owned by Coast Mountain Aviation, Inc.; and iii) 4,800,000 shares of common stock owned by Strato Malamas’ daughter, Nicole Malamas, of which Strato Malamas may be deemed the beneficial owner.  Strato Malamas declares that the filing of the foregoing statement shall not be construed as an admission that Mr. Malamas is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the common stock owned by Nicole Malamas.

(b)

Global Capital Partners, LLC has the sole right to vote and dispose of 16,039,557 shares of common stock owned by Global Capital Partners, LLC. Strato Malamas has the sole right to vote and dispose of 16,045,517 shares of common stock indirectly owned by Strato Malamas.

(c)

Not Applicable.

(d)

Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock indirectly owned by the Reporting Persons.

(e)

Not Applicable

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information in Item 6 of the Schedule 13D is hereby amended in its entirety as follows:

On July 2, 2007, Global Capital Partners, LLC entered into a Convertible Debenture with the eCrypt Technologies, Inc. pursuant to which, Global Capital Partners, LLC loaned eCrypt Technologies $23,800.  On February 26, 2010, the parties amended the Convertible Debenture to amend both the term and the conversion price of the Debenture.  Pursuant to the terms of the Amended Convertible Debenture (the “Debenture”), the principle and interest due and owing under the Debenture was convertible into shares of common stock at a conversion price of $.81 per share.  On March 5, 2010, Global Capital Partners, LLC exercised its conversion rights under the Debenture and converted the principal and interest totaling US $32,041.43 that was due and owing under the Debenture into 39,557 shares of eCrypt Technologies, Inc.’s common stock. Other than as disclosed herein, to the best of the Reporting Persons’ knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Global Capital Partners, LLC

/s/ Strato Malamas, Managing Member

    Date: April 20, 2010

Strato Malamas

/s/ Strato Malamas

    Date: April 20, 2010